FORM 15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 0-21352

Applied Innovation Inc.

(Exact name of registrant as specified in its charter)

20010 NW Tanasbourne Drive
Hillsboro, OR 97124
(503) 350-6001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Applied Innovation Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 10, 2007	Applied Innovation Inc.

	By:	/s/ Jeffery S. Estuesta Jeffery S. Estuesta President and Chief Executive Officer